Exhibit 99.1

Foresight and Chinese Tier-One SUNWAY-AI Collaborate on Product Development Following Successful POC Project

Prospective new products will serve Sunway’s agricultural customers

Ness Ziona, Israel – May 25, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today the signing of a memorandum of understanding (MOU) with SUNWAY-AI Technology (Changzhou) Co., Ltd. (“SUNWAY”), a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products. The agreement follows the successful completion of a proof of concept (POC) project, reported by the Company on January 12 of this year.

The MOU establishes a joint development program for an obstacle detection system for unmanned vehicles based on Foresight’s stereoscopic technology, using both visible light and thermal cameras. SUNWAY designs and develops autonomous farms in China, among other projects, and intends to incorporate Foresight’s stereo vision technology into its unmanned agricultural vehicles and heavy machinery. The new product is designed for use by SUNWAY’s customers in solutions for the agriculture industry.

Furthermore, SUNWAY will apply for the endorsement and financial support of the Chinese province of Jiangsu to underwrite and otherwise advance the joint development. Meanwhile, both parties intend to negotiate a commercial agreement to develop the above-mentioned obstacle detection system for SUNWAY’s end-customer and to establish a joint venture in China

About SUNWAY-AI Technology

Sunway-AI Technology (Changzhou) Co., Ltd. focuses on research and development, design, manufacturing, and sales of intelligent vehicle technology and products. sunway’s employees include technicians from the Institute of Automation of the Chinese Academy of Sciences, Tsinghua Automobile Research Institute, BAIC, and China Automobile. SUNWAY’s technologies and products are applied to autonomous vehicles, unmanned logistics and transportation vehicles, and unmanned commercial vehicles. Commercial cooperation to date includes well-known domestic enterprises such as XCMG group, LiuGong Group and Shenzhen Airport.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the MOU, including the intended joint development program of an obstacle detection system for unmanned vehicles for use by SUNWAY’s customers in the agriculture industry, that SUNWAY intends to apply for financial support from the Chinese province of Jiangsu and that the parties intend to negotiate a commercial agreement and to establish a joint venture in China. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654